Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2023

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		September 30,	December 31,
	Note	2023	2022

Assets
Current assets
Cash and cash equivalents	4	$118,962	$46,150
Short-term deposits	4	10,092	81,690
Amounts receivable and prepaid expenses	5	10,558	8,220
Investment in marketable securities	6	3,512	3,696
Convertible notes receivable		594	631
		143,718	140,387
Non-current assets
Investment in associate	6	1,265	1,389
Long-term receivables and other assets	7	95,377	51,703
Mineral interests, property and equipment	8	1,080,183	881,497
Reclamation deposits	10	20,982	20,643
		1,197,807	955,232
Total assets		$1,341,525	$1,095,619

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$58,824	$42,956
Flow-through share premium	12	71	4,183
Lease obligations		552	511
Provision for reclamation liabilities	10	4,343	4,343
		63,790	51,993
Non-current liabilities
Secured notes	11	488,659	263,541
Deferred income tax liabilities	17	33,722	31,934
Lease obligations		1,089	1,115
Provision for reclamation liabilities	10	3,897	6,503
		527,367	303,093
Total liabilities		591,157	355,086

Shareholders’ equity	12	750,368	740,533
Total liabilities and shareholders’ equity		$1,341,525	$1,095,619

Subsequent events (Note 11 and 12), commitments and contingencies (Note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Remeasurement gain on secured notes	11	$11,742	$24,897	$10,375	$56,463
Corporate and administrative expenses	15	(3,729)	(2,986)	(11,597)	(10,455)
Impairment of investment in associate	6	-	-	-	(873)
Equity loss of associate	6	(45)	(53)	(165)	(143)
Other income - flow-through shares	12	2,596	786	4,112	966
Environmental rehabilitation (expense) gain	10	-	(141)	-	(99)
Unrealized loss on convertible notes receivable		-	10	(23)	(9)
Foreign exchange loss		(11,105)	(11,096)	(5,407)	(12,055)
Finance costs, interest expense and other income		(129)	(28)	(2,131)	(3,447)
Interest income		1,728	1,235	3,227	1,311
Earnings (loss) before income taxes		1,058	12,624	(1,609)	31,659
Income tax expense	17	(6,350)	(7,579)	(5,482)	(13,806)
Net earnings (loss) for the period		$(5,292)	$5,045	$(7,091)	$17,853

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured notes	11	$(32,063)	$2,329	$(30,936)	$25,873
Change in fair value of marketable securities	6	(65)	(25)	(184)	(72)
Tax impact		3,665	(625)	3,378	(6,976)
Total other comprehensive income (loss)		(28,463)	1,679	(27,742)	18,825
Comprehensive income (loss) for the period		$(33,755)	$6,724	$(34,833)	$36,678

Weighted average number of common shares outstanding
Basic	12	83,484,693	80,282,633	82,499,543	79,897,513
Diluted	12	83,484,693	80,374,706	82,499,543	80,102,931

Earnings (loss) per common share
Basic	12	$(0.06)	$0.06	$(0.09)	$0.22
Diluted	12	$(0.06)	$0.06	$(0.09)	$0.22

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2022	81,339,012	$856,462	$-	$4,655	$36,160	$(157,377)	$633	$740,533
Share issuance – At-The-Market offering	1,569,995	28,279	-	-	-	-	-	28,279
Share issuance – other (Note 11)	977,745	14,761	-	-	-	-	-	14,761
Share issuance – RSUs vested	30,000	630	-	(630)	-	-	-	-
Share issuance costs	-	(1,180)	-	-	-	-	-	(1,180)
Deferred tax on share issuance costs	-	313	-	-	-	-	-	313
Stock-based compensation	-	-	-	2,493	-	-	-	2,493
Other comprehensive loss	-	-	-	-	-	-	(27,741)	(27,741)
Net loss for the period	-	-	-	-	-	(7,090)	-	(7,090)
As at September 30, 2023	83,916,752	$899,265	$-	$6,518	$36,160	$(164,467)	$(27,108)	$750,368
As at December 31, 2021	78,975,349	$809,269	$-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333
Share issuance – At-The-Market offering	997,508	22,773	-	-	-	-	-	22,773
Share issuance – options exercised	186,007	4,106	-	(1,447)	-	-	-	2,659
Share issuance – RSUs vested	148,800	3,172	-	(3,172)	-	-	-	-
Share issuance costs	-	(690)	-	-	-	-	-	(690)
Deferred tax on share issuance costs	-	184	-	-	-	-	-	184
Stock-based compensation	-	-	-	2,654	-	-	-	2,654
Other comprehensive income	-	-	-	-	-	-	18,825	18,825
Net income for the period	-	-	-	-	-	17,853	-	17,853
As at September 30, 2022	80,307,664	$838,814	$-	$6,732	$36,126	$(132,130)	$17,049	$766,591

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Operating Activities
Net earnings (loss)	$(5,292)	$5,045	$(7,091)	$17,853
Adjustment for non-cash items:
Remeasurement gain on secured notes	(11,742)	(24,897)	(10,375)	(56,463)
Stock-based compensation	766	139	2,493	2,654
Other income – flow-through shares	(2,596)	(786)	(4,112)	(966)
Income tax expense	6,350	7,579	5,482	13,806
Unrealized foreign exchange loss	12,018	13,571	5,736	20,734
Other non-cash items	(561)	(1,813)	(6)	(2,147)
Adjustment for cash items:
Environmental rehabilitation disbursements	(1,924)	(2,323)	(2,794)	(2,992)
Changes in working capital items:
Amounts receivable and prepaid expenses	(363)	(2,513)	(2,338)	(894)
Accounts payable and accrued liabilities	(1,912)	(200)	(1,191)	(531)
Net cash used in operating activities	(5,256)	(6,198)	(14,196)	(8,946)

Investing Activities
Mineral interests, property and equipment	(73,742)	(63,406)	(166,495)	(103,061)
Long-term receivables	(24)	(82)	(43,674)	(30,463)
Investment in short-term deposits	(70,121)	(189,599)	(70,164)	(308,238)
Redemption of short-term deposits	60,030	171,382	141,762	200,643
Investment in reclamation deposits	201	(714)	(339)	(5,411)
Net cash used in investing activities	(83,656)	(82,419)	(138,910)	(246,530)

Financing Activities
Secured notes	-	-	198,825	282,263
Share issuance net of costs	4,754	(58)	27,099	22,081
Exercise of options	-	-	-	2,659
Payment of lease liabilities	(206)	(153)	(460)	(217)
Net cash from (used in) financing activities	4,548	(211)	225,464	306,786
Effects of exchange rate fluctuation on cash and cash equivalents	684	1,957	454	3,331
Net increase (decrease) in cash and cash equivalents during the period	(83,680)	(86,871)	72,812	54,641
Cash and cash equivalents, beginning of the period	202,642	153,035	46,150	11,523
Cash and cash equivalents, end of the period	$118,962	$66,164	$118,962	$66,164

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the condensed consolidated interim financial statements

As at and for the nine months ended September 30, 2023 and 2022

(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a company engaged in the acquisition and exploration of gold and other properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of accounting

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2022 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These consolidated interim financial statements were authorized for issue by the Company’s board of directors on November 13, 2023.

(b)	Amended IFRS standard effective January 1, 2023

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of assets and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company applied the amendments to IAS 12 to its consolidated financial statements for the annual reporting period beginning on January 1, 2023. The application of these amendments did not have an impact on the Company’s consolidated financial statements.

On May 23, 2023, the IASB issued amendments to IAS 12 which introduce a temporary exception from accounting for deferred taxes arising from the implementation of the Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules. The amendments provide relief from recognizing deferred taxes related to the OECD Pillar two income taxes as well as any related disclosure. The Company has applied the exception immediately upon issuance of the amendment and retrospectively in accordance with IAS 8 for the 2023 fiscal year.

(c)	Amended IFRS standard not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2023:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.

None of these pronouncements are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of expenses during the nine months ended September 30, 2023 and 2022. Estimates and assumptions used in the preparation of these consolidated interim financial statements are consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2022. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

4.	Cash and cash equivalents and short-term deposits

($000s)	September 30, 2023	December 31, 2022
Cash and cash equivalents	118,962	46,150
Short-term deposits	10,092	81,690
	129,054	127,840

All of the cash and cash equivalents are held in Canadian Schedule I banks. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	September 30, 2023	December 31, 2022
HST	4,060	4,247
Prepaid expenses and other receivables	6,498	3,973
	10,558	8,220

As at September 30, 2023, the prepaid expenses and other receivables include $2.0 million prepayment for camp and helicopter support services (December 31, 2022 - $0.3 million), $1.3 million prepayment for insurance premiums (December 31, 2022 - $0.7 million), and $2.0 million loan receivable from Paramount Gold Nevada Corp. (“Paramount”) (December 31, 2022 - $1.4 million).

6.	Investments

($000s)	January 1, 2023	Fair value through other comprehensive income (loss)	Loss of associate	Impairment		Additions		September 30, 2023
Current assets:
Investments in marketable securities	3,696	(184)	-	-		-		3,512

Non-current assets:
Investment in associate	1,389	-	(165)	-		41	(b)	1,265

($000s)	January 1, 2022	Fair value through other comprehensive income (loss)	Loss of associate	Impairment		Additions		December 31, 2022
Current assets:
Investments in marketable securities	3,367	329	-	-		-		3,696

Non-current assets:
Investment in associate	2,429	-	(206)	(873	)(a)	39	(b)	1,389

(a)	The Company accounts for its investment in Paramount, a publicly listed company, using the equity method. During 2022, the Company concluded that the fair value of its investment in Paramount, determined based on the market price, had declined significantly and recorded an impairment of $0.9 million in the consolidated statements of operations and comprehensive income (loss).

(b)	In 2023, the Company received 96,945 common shares of Paramount for payment of interest, on the secured convertible notes, that accrued between July 1, 2022 and June 30, 2023. In 2022, the Company received 55,322 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2021 and June 30, 2022.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.5 million (December 31, 2022 - $3.7 million) in the consolidated statements of financial position. At September 30, 2023, the Company revalued its holdings in its investments and recorded a fair value decrease of $0.2 million in the statement of operations and comprehensive income (loss).

Investment in associate relates to Paramount. As at September 30, 2023, the Company holds a 4.7% (December 31, 2022 – 5.6%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During nine months ended September 30, 2023, the Company recorded its proportionate share of Paramount’s net loss of $0.2 million (2022 – $0.1 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at September 30 2023, the carrying value of the Company’s investment in Paramount was $1.3 million (December 31, 2022 - $1.4 million).

7.	Long-term receivables and other assets

($000s)	September 30, 2023	December 31, 2022
BC Hydro [1]	82,150	38,500
Canadian Exploration Expenses (Note 17)	9,361	9,337
British Columbia Mineral Exploration Tax Credit [2]	3,866	3,866
	95,377	51,703

1)	During the first quarter in 2023, the Company paid $43.6 million (as at December 31, 2022, $38.5 million) to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payment made pursuant to the Company signing a facilities agreement with BC Hydro covering the design and construction of facilities to supply hydro-sourced electricity to the KSM project. Estimates to complete the design and construction amounted to $92.7 million and the Company plans to pay an additional $10.6 million in the fourth quarter of 2023. Refer to Note 18 for further information.

2)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts. The Company will defend its case in courts in the third quarter of 2024. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at September 30, 2023, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of September 30, 2023 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

8.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment [1]	Right-of-use assets [1]	Total
Cost
As at January 1, 2022	632,005	27,061	3,080	407	662,553
Additions	55,069	120,287	43,177	2,030	220,563
As at December 31, 2022	687,074	147,348	46,257	2,437	883,116
Additions	52,802	145,958	1,074	781	200,615
As at September 30, 2023	739,876	293,306	47,331	3,218	1,083,731
Accumulated Depreciation
As at January 1, 2022	-	-	117	157	274
Depreciation expense	-	-	953	392	1,345
As at December 31, 2022	-	-	1,070	549	1,619
Depreciation expense [1]	-	-	1,273	656	1,929
As at September 30, 2023	-	-	2,343	1,205	3,548
Net Book Value
As at December 31, 2022	687,074	147,348	45,187	1,888	881,497
As at September 30, 2023	739,876	293,306	44,988	2,013	1,080,183

1)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows.

		Nine months ended September 30, 2023
($000s)	January 1, 2023	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	September 30, 2023
Additions
KSM [1]	707,190	29,889	145,958	1,074	781	177,702	884,892
Courageous Lake	77,999	2,435	-	-	-	2,435	80,434
Iskut	49,904	11,686	-	-	-	11,686	61,590
Snowstorm	34,562	3,921	-	-	-	3,921	38,483
3 Aces	12,079	4,871	-	-	-	4,871	16,950
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
	883,116	52,802	145,958	1,074	781	200,615	1,083,731

		Year ended December 31, 2022
($000s)	January 1, 2022	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2022
Additions
KSM [1]	502,015	39,985	120,287	43,177	1,726	205,175	707,190
Courageous Lake	77,176	823	-	-	-	823	77,999
Iskut	41,779	8,125	-	-	-	8,125	49,904
Snowstorm	31,471	3,091	-	-	-	3,091	34,562
3 Aces	9,034	3,045	-	-	-	3,045	12,079
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	304	304	611
	662,553	55,069	120,287	43,177	2,030	220,563	883,116

1)	The KSM construction in progress additions includes $14.8 million of capitalized borrowing costs (year ended December 31, 2022 - $14.7 million).

Continued exploration of the Company’s mineral properties is subject to certain permitting payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or an amount in Canadian dollars equal to US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study, which includes the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

Additions to mineral interests of $29.9 million (2022 - $40.0 million) consisted of costs incurred to carry out the Company’s environmental, technical support, and geotechnical and drilling programs at KSM.

Additions to construction in progress consisted of $129.9 million (2022 - $104.6 million) of KSM assets under construction costs, $14.8 million (2022 - $14.7 million) of capitalized borrowing costs related to the Secured Note liabilities interest expense, and $1.3 million (2022 - $0.9 million) of capitalized depreciation expense.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will pay an additional $1.25 million.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

9.	Accounts payable and accrued liabilities

($000s)	September 30, 2023	December 31, 2022
Trade payables	18,964	15,686
Non-trade payables and accrued expenses (a)	39,860	27,270
	58,824	42,956

(a)	Non-trade payables and accrued expenses include $38.2 million (December 31, 2022 - $26.3 million) of accrued expenses related to construction at KSM.

10.	Provision for reclamation liabilities

($000s)	September 30, 2023	December 31, 2022
Beginning of the period	10,846	8,442
Disbursements	(2,794)	(4,519)
Environmental rehabilitation expense	-	6,851
Accretion	188	72
End of the period	8,240	10,846

Provision for reclamation liabilities – current	4,343	4,343
Provision for reclamation liabilities – long-term	3,897	6,503
	8,240	10,846

The estimate of the provision for reclamation obligations, as at September 30, 2023, was calculated using the estimated undiscounted cash flows of future reclamation costs of $8.8 million (December 31, 2022 - $11.5 million) and the expected timing of cash payments required to settle the obligations between 2023 and 2026. As at September 30, 2023, the discounted future cash outflows are estimated at $8.2 million (December 31, 2022 - $10.8 million). The nominal discount rate used to calculate the present value of the reclamation obligations was 4.8% at September 30, 2023 (4.07% - December 31, 2022). During the nine months ended September 30, 2023, reclamation disbursements amounted to $2.8 million (nine months ended September 30, 2022 - $3.0 million).

In 2022, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss).

In 2023, the Company placed $0.3 million on deposit as security for the reclamation obligations at KSM and 3 Aces. As at September 30, 2023, the Company has placed a total of $21.0 million (December 31, 2022 - $20.6 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at September 30, 2023, the Company had $10.3 million (December 31, 2022, $7.9 million) of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM and 3 Aces projects.

11.	Secured Note liabilities

(a)	2022 Secured Note

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

To satisfy the interest payment on the 2022 Secured Note, during 2023, the Company issued 977,745 common shares, in respect of the interest incurred during nine months ended September 30, 2023.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The Company entered into the loan commitment within the scope of IFRS 9 ‘Financial Instruments’ on February 25, 2022 related to the 2022 Secured Note, as at that date, the Company and the Investors were committed under pre-specified terms and conditions to complete the transaction. The loan commitment was initially recognized at a fair value of US$225 million. Upon funding of the 2022 Secured Note on March 24, 2022, the loan commitment was settled with no gain or loss recognized.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five year quoted forward price, and the discount rates. During the nine months ended September 30, 2023, the fair value of the 2022 Secured Note decreased, and the Company recorded $5.4 million gain (year ended December 31, 2022 - $18.7 million gain) on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	September 30, 2023	December 31, 2022
Forecast silver production in thousands of ounces	166,144	166,144
Five year quoted future silver price	US$ 27.06	US$ 29.38
Risk-free rate	4.7%	3.4%
Credit spread	4.7%	5.3%
Share price volatility	60%	60%
Silver royalty discount factor	9.6%	8.6%

The carrying amount for the 2022 Secured Note is as follows:

($000s)	September 30, 2023	December 31, 2022
Fair value beginning of the period	263,541	282,263
Change in fair value (gain) loss through profit and loss	(18,426)	(36,967)
Change in fair value (gain) loss through other comprehensive income (loss)	12,419	(2,912)
Foreign currency translation (gain) loss	587	21,157
Total change in fair value	(5,420)	(18,722)
Fair value end of the period	258,121	263,541

Sensitivity Analysis:

For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$13.4
	● Future silver prices were 10% lower	$(13.5)

● Discount rates	● Discount rates were 1% higher	$(21.0)
	● Discount rates were 1% lower	$24.6

Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$13.4
	● Silver production indicated silver ounces were 10% lower	$(13.5)

(b)	2023 Secured Note

On May 11, 2023, the Company announced that it, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), had agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) would pay KSMCo US$150 million and KSMCo would grant Sprott a 1.2% net smelter royalty (“NSR”) on the KSM project. Thereafter, the Company and Sprott agreed to restructure the proposed transaction as the sale of a secured note and, on June 28, 2023, the Company and KSMCo, signed a definitive agreement to sell a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM Project (“KSM”) to Sprott for US$150 million. The transaction closed on June 29, 2023. The key terms of the 2023 Secured Note include:

●	When the 2023 Secured Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032 or, if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable in a lump sum on or before December 29, 2025.

●	KSMCo can pay the Interest Deferral Amount in the amount of US$21.5M by paying Sprott. Instead of paying the Interest Deferral Amount, KSMCo can elect to increase the size of the NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

●	The Company can elect to satisfy quarterly interest payments due by paying in cash or Seabridge common shares. The requirement to make quarterly interest payments expires on the maturity date.

●	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”).

●	The Company has the option to purchase the NSR amount down (after the NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	The Company can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecast and discount rates. During the current quarter, the fair value of the 2023 Secured Note increased, and the Company recorded $31.7 million gain on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	September 30, 2023	June 29, 2023
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Five year quoted future metal price
Gold per ounce	US$ 2,390.17	US$ 2,346.82
Silver per ounce	US$ 27.06	US$ 27.48
Copper per pound	US$ 3.96	US$ 3.65
Molybdenum per pound	US$ 33.43	US$ 29.26
Risk-free rate	4.7%	3.9%
Credit spread	4.7%	5.4%
Share price volatility	60%	60%
NSR royalty discount factor	9.6%	9.1%

The carrying amount for the 2023 Secured Note is as follows:

($000s)	September 30, 2023	June 29, 2023
Fair value beginning of the period	198,600	198,825
Change in fair value (gain) loss through profit and loss	8,051	-
Change in fair value (gain) loss through other comprehensive income (loss)	18,517	-
Foreign currency translation (gain) loss	5,370	(225)
Total change in fair value	31,938	(225)
Fair value end of the period	230,538	198,600

Sensitivity Analysis:

For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:

● Metals price forward curve	● Future metal prices were 10% higher	$16.4
	● Future metal prices were 10% lower	$(16.6)

● Discount rates	● Discount rates were 1% higher	$(26.6)
	● Discount rates were 1% lower	$31.9

Key unobservable inputs
● Forecasted metal production	● Metal production indicated volumes were 10% higher	$15.7
	● Metal production indicated volumes were 10% lower	$(15.9)

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at September 30, 2023 or December 31, 2022.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2023. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. During the nine months ended September 30, 2023, the Company issued 1,569,995 shares, at an average selling price of $18.01 per share, for net proceeds of $27.7 million under the Company’s At-The-Market offering. Subsequent to the quarter end, the Company issued 316,100 shares, at an average selling price of $15.84 per share, for net proceeds of $4.9 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During nine months ended September 30, 2023, the Company incurred $14.7 million of qualifying exploration expenditures and $4.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSUs.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2023	477,500	15.85	4,117	345,266	538	4,655
Granted	-	-	-	20,000	26	26
Exercised option or vested RSU	-	-	-	(30,000)	(630)	(630)
Amortized value of stock-based compensation	-	-	-	-	2,467	2,467
Outstanding at September 30, 2023	477,500	15.85	4,117	335,266	2,401	6,518

Exercisable at September 30, 2023	477,500

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2022	1,023,334	14.61	8,125	173,800	572	8,697
Granted	-	-	-	320,266	187	187
Exercised option or vested RSU	(540,834)	13.54	(3,974)	(148,800)	(3,172)	(7,146)
Expired	(5,000)	13.14	(34)	-	-	(34)
Amortized value of stock-based compensation	-	-	-	-	2,951	2,951
Outstanding at December 31, 2022	477,500	15.85	4,117	345,266	538	4,655

Exercisable at December 31, 2022	477,500

The outstanding share options at September 30, 2023 expire at various dates between October 2023 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at September 30, 2023 is as follows:

Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	Exercisable
$16.94	50,000	1 months	50,000
$15.46	377,500	3 months	377,500
$17.72	50,000	9 months	50,000
	477,500		477,500

Subsequent to the quarter end, 50,000 stock options, with exercise price of $16.94 per option, expired.

During the nine months ended September 30, 2023, 30,000 RSUs vested and nil options were exercised. During the year ended December 31, 2022, 540,834 options were exercised for proceeds of $3.9 million, and 148,800 RSUs vested. The weighted average share price at the date of exercise of options was $18.74.

During the second quarter of 2023, 20,000 RSUs were granted to two newly appointed Board members. The RSUs vest at the earlier of three years and the date at which the member retires from the Board. The fair value of the grants, of $0.3 million, was estimated as at the grant date to be amortized over the expected service period of the grants.

In December 2022, 310,266 RSUs were granted. Of these, 37,500 RSUs were granted to Board members, 232,266 RSUs were granted to members of senior management, and the remaining 40,500 RSUs were granted to other employees of the Company. The fair value of the grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from nine months to three years from the date of the grant and is dependent on certain corporate objectives being met. Of the $5.1 million fair value of the grants, $0.1 million was amortized during the fourth quarter of 2022, $2.2 million was amortized during the nine months ended September 30th, and the remaining $2.8 million will be amortized over the remaining estimated service periods of the respective tranches.

During the third quarter of 2022, 10,000 RSUs were granted to a Board member. Half of the RSUs vested on the first anniversary of the appointment and the remaining half will vest on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at September 30, 2023, $0.1 million of the fair value of the grants was amortized.

In December 2021, 123,800 RSUs were granted. Of these, 28,000 RSUs were granted to Board members, 75,200 RSUs were granted to members of senior management, and the remaining 20,600 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $2.6 million fair value of the grants, $0.4 million was amortized during the fourth quarter 2021, and the remaining $2.2 million was amortized during the first quarter of 2022. During the second quarter of 2022, 128,800 RSUs were vested and 119,800 RSUs were exchanged for common shares of the Company.

During the third and fourth quarter of 2021, 40,000 RSUs were granted to three new members of senior management. Half of the RSUs vested on the first anniversary of employment and the remaining half vested on the second anniversary. The fair value of the grants, of $0.9 million, was estimated at the grant date to be amortized over the expected service period of the grants. As at September 30, 2023, $0.9 million fair value of the grants was amortized.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member. Half of the RSUs vested on the first anniversary of the appointment and the remaining half vested on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at September 30, 2023, $0.2 million fair value of the grants was amortized.

c)	Basic and diluted net income (loss) per common share

Basic and diluted net income (loss) attributable to common shareholders of the Company for the three and nine months ended September 30, 2023 was $5.3 million and $7.1 million net loss, respectively (three and nine months ended September 30, 2022 – $5.0 million and $17.9 million net income, respectively).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

	Three months ended September 30,		Nine months ended September 30,
(Number of common shares)	2023	2022	2023	2022
Basic weighted average shares outstanding	83,484,693	80,282,633	82,499,543	79,897,513
Weighted average shares dilution adjustments:
Stock options [1]	-	92,073	-	205,418
RSUs	-	-	-	-
Diluted weighted average shares outstanding	83,484,693	80,374,706	82,499,543	80,102,931

Weighted average shares dilution exclusions: [2]
Stock options [1]	1,574	-	31,220	-
RSUs	142,679	(5,005)	154,675	(7,563)

1)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2023, the average share price used was $15.9 and $16.96, respectively (three and nine months ended September 30, 2022 - $16.5 and $19.46, respectively).

2)	These adjustments were excluded as they are anti-dilutive.

13.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Three months ended September 30,		Nine months ended September 30,
($000s)	Notes	2023	2022	2023	2022
Impairment of investment in associate	6	-	-	-	873
Equity loss of associate	6	45	53	165	143
Environmental rehabilitation expense	10	-	141	-	99
Unrealized gain on convertible notes receivable		-	(49)	37	(40)
Accrued interest income on convertible notes receivable	6	(21)	(20)	(41)	(39)
Depreciation	8	34	-	99	95
Finance costs, net	10	65	19	188	53
Effects of exchange rate fluctuation on cash and cash equivalents		(684)	(1,957)	(454)	(3,331)
		(561)	(1,813)	(6)	(2,147)

14.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	September 30, 2023
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	118,962	118,962	-	-	118,962
Short-term deposits	10,092	10,092			10,092
Amounts receivable	6,826	6,826	-	-	6,826
Investment in marketable securities	3,512	3,512	-	-	3,512
Convertible notes receivable	594	-	-	594	594
Long-term receivables	13,227	13,227	-	-	13,227
	153,213	152,619	-	594	153,213
Liabilities
Accounts payable and accrued liabilities	58,824	58,824	-	-	58,824
Secured notes	488,659	-	-	488,659	488,659
	547,483	58,824	-	488,659	547,483

	December 31, 2022
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	46,150	46,150	-	-	46,150
Short-term deposits	81,690	81,690	-	-	81,690
Amounts receivable	6,260	6,260	-	-	6,260
Investment in marketable securities	3,696	3,696	-	-	3,696
Convertible notes receivable	631	-	-	631	631
Long-term receivables	13,203	13,203	-	-	13,203
	151,630	150,999	-	631	151,630
Liabilities
Accounts payable and accrued liabilities	42,956	42,956	-	-	42,956
Secured notes	263,541	-	-	263,541	263,541
	306,497	42,956	-	263,541	306,497

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an At-the-Market Offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the nine months ended September 30, 2023, the Company raised $27.7 million, and has room for an additional US$78.9 million.  The Company intends to fully utilize the At-the-Market Offering currently in place and believes that with this it will have sufficient liquidity to continue its operations, including those related to Substantial Start, and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing and from the sale of non-core assets. Refer to Note 12 for details on equity financing.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2023, the Company had cash and cash equivalents of $119.0 million and short-term deposits of $10.1 million (December 31, 2022 - $46.2 million and $81.7 million, respectively) for settlement of current financial liabilities of $63.2 million (December 31, 2022 - $47.3 million). Except for the Secured Note liabilities and the reclamation obligations, the Company’s financial liabilities are primarily subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

The following tables detail the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	19,856	39,712	39,712	158,841	258,121
2023 Secured Note including interest	-	45,738	26,476	158,324	230,538
Flow-through share expenditures	296	-	-	-	296
Lease obligation	996	1,169	149	324	2,638
	21,148	86,619	66,337	317,489	491,593

Market Risk

(a) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The Secured Note liabilities (Note 11) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at September 30, 2023, the Company had cash and cash equivalents, investment in associate, convertible notes receivable, loan receivable, reclamation deposits, accounts payable, accrued liabilities and secured notes that are in US dollars.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.5 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

15.	Corporate and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
($000s)	2023	2022	2023	2022
Employee compensation	1,320	1,404	4,405	3,944
Stock-based compensation	766	139	2,493	2,654
Professional fees	886	689	1,822	1,544
Other general and administrative	757	754	2,877	2,313
	3,729	2,986	11,597	10,455

16.	Related party disclosures

During the nine months ended September 30, 2023 and 2022, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.	Income taxes

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at September 30, 2023. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

18.	Commitments and contingencies

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
2022 Secured Note – interest	124,100	4,964	39,712	39,712	39,712
2023 Secured Note – interest	88,761	-	35,809	26,476	26,476
Capital expenditure obligations	122,861	60,719	62,142	-	-
Flow-through share expenditures	296	296	-	-	-
Mineral interests	4,956	-	1,652	1,652	1,652
Lease obligation	2,638	996	1,169	149	324
	343,612	66,975	140,484	67,989	68,164

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.9 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance is due in December 2023. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the balance is due in December 2023. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. Once the December 2023 payments are made for construction and system reinforcement, the Company will have deposited $92.7 million with BC Hydro. The Company and BC Hydro are in discussions related to cost overruns anticipated for both the construction and system reinforcement work and have added $56 million as a contingency for 2024-2025. Final estimates and timing of payments that may have to be made should be determined by December 31, 2023.

Prior to its maturity, the 2022 Secured Notes bear interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%. Refer to Note 11 for details on the secured notes.